PEERLESS CAPITAL CORPORATION

47 3rd Street

Cambridge, Massachusetts 02141

October 31, 2008

Via Electronic Filing via Edgar and Facsimile to (202)772-9209

Mr. Tom Kluck

Branch Chief

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kluck:

This letter shall serve as the formal request of Peerless Capital Corporation that the effective date of the Registration Statement on Form S-1/A, Amendment No. 1, filed with the Securities and Exchange Commission on October 31, 2008, be accelerated to be effective as of Wednesday, November 5, 2008 at 2:00 p.m. Eastern time, or as soon thereafter as is practicable.

Peerless Capital Corporation hereby acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Peerless Capital Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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Peerless Capital Corporation may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Peerless Capital Corporation advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Sincerely,

James T. Crane – Chief Executive Officer